Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 promulgated
under the Securities Act of 1934, as amended.

Subject Company: Commonwealth Telephone Enterprises, Inc. Commission File No.: 0-11053

THIS FILING CONSISTS OF SLIDES PRESENTED ON NOVEMBER 14, 2006.

Bear Stearns SMID Cap Conference November 14, 2006

Safe Harbor Statement

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management's views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: Our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; Our ability to refinance the bridge loan that will be used to finance the cash portion of the merger consideration with long-term debt; Changes in the number of our revenue generating units, which consists of access lines plus high-speed internet subscribers; The effects of competition from wireless, other wireline carriers (through voice over internet protocol (VOIP) or otherwise), high-speed cable modems and cable telephony; The effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; The effects of general and local economic and employment conditions on our revenues; Our ability to effectively manage service quality; Our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; Our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; Changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; The effects of changes in regulation in the communications industry as a result of federal and state legislation and regulation, including potential changes in access charges and subsidy payments, and regulatory network upgrade and reliability requirements; Our ability to comply with federal and state regulation (including state rate of return limitations on our earnings) and our ability to successfully renegotiate state regulatory plans as they expire or come up for renewal from time to time; Our ability to manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; Adverse changes in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability and/or increase the cost of financing; The effects of bankruptcies in the telecommunications industry, which could result in more price competition and potential bad debts; The effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; The effects of increased medical, retiree and pension expenses and related funding requirements; Changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; The effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; Our ability to successfully renegotiate expiring union contracts covering approximately 945 employees that are scheduled to expire during the remainder of 2006; Our ability to pay a $1.00 per common share dividend annually may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in the future) and our liquidity; The effects of any future liabilities or compliance costs in connection with worker health and safety matters; The effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; and The effects of more general factors, including changes in economic, business and industry conditions. In addition, we may be unable to implement some of our current business initiatives if we fail to recognize the benefits we expect to receive from certain transactions. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

  ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company’s 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Non-GAAP Financial Measures

The company uses certain non-GAAP financial measures in evaluating its performance. These include EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow. A reconciliation of the differences between EBITDA and free cash flow and the most comparable financial measure calculated and presented in accordance with GAAP is included in the tables that follow. The non-GAAP financial measures are by definition not measures of financial performance under generally accepted accounting principles and are not alternatives to operating income or net income reflected in the statement of operations or to cash flow as reflected in the statement of cash flows and are not necessarily indicative of cash available to fund all cash flow needs. The non-GAAP financial measures used by the company may not be comparable to similarly titled measures of other companies.

The company believes that presentation of non-GAAP financial measures provides useful information to investors regarding the company’s financial condition and results of operations because these measures, when used in conjunction with related GAAP financial measures, (i) together provide a more comprehensive view of the company’s core operations and ability to generate cash flow, (ii) provide investors with the financial analytical framework upon which management bases financial, operational, compensation and planning decisions, and (iii) presents measurements that investors and rating agencies have indicated to management are useful to them in assessing the company and its results of operations. Management uses these non-GAAP financial measures to plan and measure the performance of its core operations and its divisions measure performance and report to management based upon these measures. In addition, the company believes that free cash flow, as the company defines it, can assist in comparing performance from period to period, without taking into account factors affecting cash flow reflected in the statement of cash flows, including changes in working capital and the timing of purchases and payments.

Management uses these non-GAAP financial measures to (i) assist in analyzing the company’s underlying financial performance from period to period, (ii) evaluate the financial performance of its business units, (iii) analyze and evaluate strategic and operational decisions, (iv) establish criteria for compensation decisions, and (v) assist management in understanding the company’s ability to generate cash flow and, as a result, to plan for future capital and operational decisions. Management uses these non-GAAP financial measures in conjunction with related GAAP financial measures. The company believes that the non-GAAP financial measures are meaningful and useful for the reasons outlined above.

While the company utilizes these non-GAAP financial measures in managing and analyzing its business and financial condition and believes they are useful to management and to investors for the reasons described above, these non-GAAP financial measures have certain shortcomings. In particular, free cash flow does not represent the residual cash flow available for discretionary expenditures, since items such as debt repayments and dividends are not deducted from such measure. Management compensates for the shortcomings of these measures by utilizing them in conjunction with their comparable GAAP financial measures. The information in this presentation should be read in conjunction with the financial statements and footnotes contained in our documents to be filed with the U.S. Securities and Exchange Commission.

Agenda  1. Background 2. Key Investment Highlights 3. Financial Information 4. Appendix

1. Background

Citizens’ Mission BE THE LEADER IN PROVIDING COMMUNICATIONS SERVICES TO RESIDENTIAL AND BUSINESS CUSTOMERS IN OUR MARKETS

Citizens’ Strategies • Profitably Grow Total Revenues • Improve Customer Satisfaction/Loyalty • Manage Our Cost Structure • Be First to Market with Proven Products • Attract and Retain Great Employees

Our Operations Rochester, NY WESTERN REGION CENTRAL REGION EASTERN REGION ROCHESTER REGION Our Operations Citizens Operations - Sept 30, 2006 States . . . . . . . . . . . . . . . . . . . 23 Access lines . . . . . . . . 2,133,000 HSI Customers . . . . . . .363,000 Employees. . . . . . . . . . . .  ..5,600 CZN square miles . . . . . 134,268 Access lines per sq mile. . . . . 16

2. Key Investment Highlights

Key Investment Highlights 1. Strong Competitive Position - First to market with triple play in majority of our footprint - Rational cable competition; fragmented in many rural areas - Limited to moderate wireless substitution 2. Management Team Delivers Results - Demonstrated revenue growth - Strong high speed internet  and enhanced features penetration - Disciplined cost structure and CAPEX spending 3. Demonstrated Ability to Deliver and Sell Products & Services - 85% of households high-speed internet capable - Strong penetration of LD, HSI, enhanced features and bundles - Several new products introduced - EchoStar --Ask.COM - ESPN360 - Wireless Modems - Wireless Broadband

Key Investment Highlights 4. Proven Ability to Integrate New Properties Frontier (2001: 1.1M access lines) - GTE  (2000: 334,500 access lines) 5. Commonwealth Telephone Enterprises (CTE) - Approval and integration processes well under way 6. Focused on Shareholder Value -42.6% total return to shareholders since 4/1/04 -Dividend payout ratio - 56.6% for first nine months of 2006 - 62.1% in 2005 - Dividend yield approximately 7.2% - 18.8M shares repurchased in 2005 - 2006 announced -$300M share repurchase ($135.2M already completed) - $150M debt repayment beyond normal maturities

1. Strong Competitive Position Cable • Rational/Fragmented cable competition • Lower priority markets for MSOs • Rural cable experiencing significant pressure from satellite Wireless • Lower quality wireless coverage in rural, low density areas • Disconnect data suggests moderate line substitution  • Actively addressing minutes substitution through unlimited LD offerings

Strong Competitive Position
Competitive Footprint - Level of Competition

2. Management Team Delivers Results • Strong P&L management and accountability • Results-based compensation -10% - 100% of base salary • Tight management on capital spending program -Established by local operators -Projects > $100,000 must be approved by corporate • Monthly, biweekly and daily review of selling and service successes

Management Team Delivers Results (continued) Strong Financial Discipline Yields Strong Results Note: Consolidated FCF defined as net income plus D&A plus taxes plus stock based compensation less cash taxes less investment and other income less cumulative effect of accounting change less capital expenditures.

Management Team Delivers Results (continued) Predictable and Stable Revenue Base (excluding ELI)

Management Team Delivers Results (continued) Stable Revenue Base: Managing Access Line Losses via Growth in Key Products • Predictable and stable revenue profile • Accelerating growth from key products - Enhanced services and packages - Data and internet • Local and access provides stable revenue base despite environment • ARPU has increased 8.7% Note: ‘Access’ includes Network access, Special access and Subsidies; ‘Other’ includes, Other LEC, Conferencing for 2004 and 2005, Cable, and Uncollectible revenue; Local includes local and enhanced revenue including Inside wire.

Management Team Delivers Results (continued)

Discipline in Capital Expenditures Annual Capital Expenditures (excluding ELI and in millions) • Success based CAPEX focused on opportunities and competition
• Disciplined process with emphasis on ROI • 85% of access lines HSI capable Annual per access line $113.98, $112.15, $114.31 % of Revenue 12.1%, 13.1%, 12.9%

Free Cash Flow (excluding ELI and in millions) % of revenue 20%, 23%, 26% Note: Consolidated FCF defined as net income plus D&A plus taxes plus stock based compensation less cash taxes less investment and other income less cumulative effect of accounting change less capital expenditures.

3. Demonstrated Ability to Deliver and Sell Products & Services Market Strategies Solidify Frontier Brand

Management Team Delivers Results (continued) 2004 Consumer Product Roadmap Local / LD/ Features High Speed internet

Management Team Delivers Results (continued) 2006 Consumer Product Roadmap Local / LD/ Features City Wide Wireless Data 3Q/4Q (2006) High Speed Internet With Wireless Modem 6Mb, 9Mb and 12Mb High Speed 3Q/4Q (2006) with Wireless Modem Portal premium content, wireless splash screens 3Q/4Q
Co-Branded Portal with Ask Jeeves -Content / Search / Ad Dish / Satellite

Demonstrated Ability to Deliver and Sell Products & Services (continued) • HSI penetration at September 30, 2006 - 17.0% of access lines - 23.9% of residential households (excluding 2nd lines) • Bundle penetration at September 30, 2006 - 23.1% of access lines • Sales and Marketing - National, regional and local campaigns - Enhanced commission sales structure - Alternative channels • Products - Today - Choices Bundles: Telephone, Internet - Connections Bundles: Telephone, Television, Internet - ESPN360 - Frontier Secure Connections (featuring Computer Associates) - Ask.Com co-branded portal (including Electronic Bill Payment and Presentment) - 6MB and greater in various markets - Wireless modem - Wireless data • Products - Future - Enhanced portal features - Wireless voice - Enhanced video offerings

Demonstrated Ability to Deliver and Sell Products & Services (continued)

Demonstrated Ability to Deliver and Sell Products & Services (continued)

4. Proven Ability to Integrate Properties • Successfully integrated GTE and Frontier acquisitions - Operating margins (55%) near highest in industry - Capital expenditures (per access line and % revenue) near lowest in industry - Platform established to integrate more properties

5. Commonwealth Telephone Enterprise (CTE) • We entered into a definitive agreement to acquire Commonwealth Telephone Enterprises (CTE) on September 17, 2006.- HSR, FCC and PA PUC filings.September 29, 2006 - HSR period expires with no comment October 6, 2006 - Re-cast 2005 Form 10-K filed with SEC November 6, 2006-S-4 Registration Statement filed with SEC November 7, 2006 -SEC comments on S-4 Registration Statement December/January 2007-CTE shareholder meeting Early 2007 -PA PUC approval process November 2006 - ??? - testimony -rebuttal -hearings -FCC approval November 2006 - ???-Closing Mid - 2007

CTE Meets Our Acquisition Criteria Criteria Commentary Rural Profile • Fragmented cable competition · Income growth comparable to national averages Quality Assets • Modern infrastructure with excellent quality of service Upside fro Organic Growth • Considerable upside opportunities Leverage Scale Economies • ~ $30mm in annual cash savings Free Cash Flow Accretive • Free cash flow accretive in first year Maintains Dividend Payout Profile • Improves dividend payout ratio

Commonwealth - Pennsylvania Operations CTE Operations - Sept 30, 2006 States . 1 Access lines . 451,182 HSI customers .41,099 Employees. 1,130
ILEC square miles 5,000 Primary ILEC lines/ sq mile.52

Market Strategies for Commonwealth Territory • Rebrand entire operations to Frontier - Single brand, increased visibility • Provide customer-focused revenue generating solutions - Continue to drive product penetration - Focus on the efficiency and value of bundled service offerings - Introduce customer contracts- Introduce enhanced value-added products - Ask.com co-branded portal - Wireless modem - ESPN 360 - Frontier Secure Connections (featuring Computer Associates) - Participate in national campaigns • Market edge-out CLEC services

Targeted Synergies for Commonwealth Transaction Corporate Expense • Corporate overhead and support functions • Other third-party costs Leverage Citizens Scale Across Operational Areas • IT software licenses and contractors • Third party processing fees (eg. payroll, etc.) • Purchasing Non-Cash Compensation Costs One-Time Integration Costs Annual Cash Savings ~$30 million Annual Reduction ~$10mm  One-Time ~($35)mm

6. Focused on Shareholder Value • 2004 restructuring - $2 special dividend - Established $1 per share annual dividend Dividend yield approximately 7.2% • Payout ratio of FCF - 56.6% for the first nine months of 2006 - 62.1% in 2005 • Dividend policy requires true discipline in evaluating acquisitions • Common share repurchases - 2005 = $250M or 18.8M shares - 2006 plan = $300M ($135.2M accomplished thru 9/30/06) Note: Dividend yield based on stock price as of close of business on 11/9/06

Focused on Shareholder Value (continued) Citizens: 42.6% S&P Telecom Services: 33.0% S&P500: 21.8%

3. Financial Information

Operating and Financial Strategy: Maximize Free Cash Flow • Increase shareholder value by driving free cash flow - Discipline in profitably growing revenues- Discipline in expense management - Discipline in capital expenditures • Maintain solid balance sheet - Prudent capital structure and leverage - Strong liquidity- Sustainability of dividend • Maximize operational and financial flexibility

Summary Historical Financials Excluding ELI ($ in millions) 2003, 2004, 2005, 9 months 2006 2006 Guidance Revenue $2,269, $2,022, $2,017, $1,521  EBITDA $1,109, $1,010, $1,109, $846 % margin 48.9%, 49.9%, 55.0%, 55.6%  CAPEX $275, $264, $259, $163, $270-$280 % revenues 12.1%, 13.1%, 12.9%, 10.7% EBITDA - CAPEX $834, $746. $850, $683 FCF(1) $447, $474, $515, $429, $500-$525 FCF - Dividends, $447, ($359), $176, $186 (1) Consolidated FCF defined as net income plus D&A plus taxes plus stock based compensation less cash taxes less investment and other income less cumulative effect of accounting change less capital expenditures.

Capitalization Table ($ in millions) 9/30/06 Liquidity: Cash Revolver facilities 417 249 $666 Capitalization: Revolver ($249M available) 1 Long-term debt 3,985Market value of equity1, 4,515 Total capitalization 8,501 Key ratios: Net debt/LQA EBITDA 3.2 LQA EBITDA/interest expense 3.3 1Diluted market value of equity as of 9/30/06

Summary 1. Strong Competitive Position 2. Management Team Delivers Results 3. Demonstrated Ability to Deliver and Sell Products & Services 4. Proven Ability to Integrate New Properties 5. Commonwealth Telephone Enterprises (CTE) - Approval and integration under way 6. Focused on Shareholder Value- Stable and predictable cash flows - Accelerating growth in key products - Strong margins - CAPEX supports new services and competition - Annuity like free cash flow - Sustainable excess free cash flow after dividends

4. Appendix

Reconciliation of Non-GAAP Financial Measures

Reconciliation of Non-GAAP Financial Measures